From:   Eric Nickerson, Controller
            LGA Holdings, Inc.
            3380 N El Paso St. Ste G
            Colorado Springs, CO 80907

                                                                                                                      January 20, 2009

To:  Patrick Gilmore
       Accounting Branch
       Division of Corporate Finance
       Securities and Exchange Commission
       Washington, D.C. 20549

Re:  File No. 000-18113

Dear Mr. Gilmore,

     In further response to the comments in your letter to us of December 10, 2008, please note this additional clarification of my response to the first bullet point of your Comment #3 in my letter to you of 7 January 2008:

     We confirm that our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2008 based on the guidelines established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on the results of this evaluation, our management has concluded that our internal control over financial reporting was effective as of June 30, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

     We intend to include disclosures similar to the above in our future filings of Form 10KSB/A.

Sincerely,

/s/ Eric Nickerson
Eric Nickerson
Controller